EXHIBIT A


VIA FEDERAL EXPRESS

March 20, 2001

Mr. Christopher C. Gagas
Chairman of the Board
Pathfinder Bancorp, Inc.
 214 West First Street
Oswego, NY 13126

Dear Chris:

    As I am sure you realize, Jewelcor Management, Inc. ("JMI") owns 158,714 shares of common stock of Pathfinder Bancorp, Inc. ("Pathfinder") and has been a longtime and patient shareholder. JMI's current ownership is equivalent to approximately 16% of the 1,023,256 shares of common stock owned by public shareholders.

    In my opinion, the composition of the Board of Directors of Pathfinder (the "Board") presents inherent conflicts of interest since members of the Board also serve on the Board of Trustees of the Mutual Holding Company.
Due to the common membership of these boards and the Mutual Holding Company's majority ownership of Pathfinder's common stock, the Board effectively controls Pathfinder as if it were a privately held institution. By voting the shares held by the Mutual Holding Company, the common members of these boards are able to take whatever action they deem appropriate. Practically speaking, the public shareholders do not have the ability to direct their investment in Pathfinder. In my opinion, the common members of the boards should either not vote the shares held by the Mutual Holding Company or they should vote those shares in pare persue with the public shareholder vote. The public shareholders should have a say in how their investment are managed.

    Moreover, I believe that the performance of Pathfinder's stock under the leadership of the current Board has been horrendous. The stock currently sells for a fraction of its true book value (fully converted) and there is very limited liquidity. Since April 24, 1998, the value of JMI's investment has fallen from approximately $24.41 per share to $6.38 per share as of the closing on March 19, 2001, for a decline of approximately 74%. Furthermore, there is little liquidity in Pathfinder's stock.

    In my opinion, the Board of Directors and management of the bank are primarily interested in perpetuating their jobs, and they are not acting or thinking about what is in the best interest of the shareholders. No disrespect intended, but Tom Schneider owns only 6,401 shares of stock worth approximately $41,000, and it is clear that his priority is to maintain his job.

    As indicated in the attached analysis prepared by a prominent investment banking firm, if Pathfinder fully converts to a capital stock form of organization, the potential value of the stock could be $17.26, compared with the current price of $6.38. How can the Board in good conscience not approve a second step conversion? Furthermore, I know of another sizeable upstate
New York mutual holding company that may conceivably have an interest in merging with Pathfinder, and I believe they could afford to pay a price similar to the aforementioned price of $17.26.

    There is considerable consolidation in the banking industry, and in my opinion, Pathfinder must seek out a merger partner to continue as a viable entity. If Pathfinder became a larger institution that offered a broader range of financial services, I believe it would better serve the community.

    I urge the Board of Directors to either do a full conversion or merge the bank with a larger institution immediately so that shareholders can realize the true value of their ownership interest. If the Board of Directors refuses to take such action, JMI is seriously considering legal action against Pathfinder and individual members of the Board. In my opinion, such a refusal constitutes a breach by the Board of its fiduciary duty to the shareholders.

    I hope this can be done immediately and consensually without going to another forum. Chris, out of personal respect for you, I have been more patient than I have been with any other investment I own. I will take whatever aggressive action is necessary to benefit all of our shareholders.



                                          Sincerely,




                                          Seymour Holtzman

cc: Board of Directors

SH/jmq

                            PATHFINDER BANCORP, INC.
                            Full Conversion Worksheet
                   (Figures in millions, except per share data)


I. Underlying Inputs

Assumptions:

Price/Earnings Ratio                                                  10.0  x
Price/Stated Book Value Ratio                                         58.0  %
After-tax Return on Newly Raised Equity                                5.28 %

Appraised Value Based Upon Our Assumptions                            $17.60
Percent of Stock Currently Held by the MHC*                            58.5 %
Percent of Stock Currently Held by the Minority Stockholders**         41.5 %


II. Illustration of a Full Conversion

Effect of Stockholders' Equity

Equity Before Offering at 12/31/99                                     $20.07
Assumed Offering Price of New Stock                         $10.00
Number of Shares to be Issued in the Offering                 1.03
 (Appraised Value*** (1-Minority % Owned))/Offering Price

Gross Proceeds                                               10.31
 Less: Stock purchased by ESOP & MRP                         (1.24)
       Underwriting Fees and Other Expenses                  (0.15)

Net Proceeds                                                            8.92
Estimated Equity Following the Offering                               $28.99


Effect on Existing Shares Outstanding

Shares Held By Minority Stockholders before Conversion                  1.09
  Exchange Ratio for Minority Stockholders                        x     0.67

Shares to be Issued to Minority Stockholders before Conversion          0.73
  Plus Shares Issued in the Offering                                    1.03

Total Shares Outstanding Following the Offering                         1.76
  Less Unallocated ESOP Shares                                         (0.08)

Total Estimated Shares Outstanding Assuming Adoption of SOP 93-6        1.68


III. Estimated Fully Converted Per Share Values

Book Value per share after Giving Effect for the Conversion           $17.26
 (Estimated Equity Post Conversion/Estimated Total Shares)
Estimated Earnings per Share after Giving Effect for the Conversion    $1.00
 (Annualized Earnings +
    (Assumed ROE*** Net Proceeds))/Estimated SOP 93-6 Shares)

Estimated Fully Converted Book Value
per Currently Outstanding Share**                                      $11.62

Estimated Fully Converted Earnings
per Currently Outstanding Share**                                       $0.67

Price/Estimated Fully Converted Book Value Ratio***                    53.8 %
Price/Estimated Fully Converted Earnings Ratio***                        9.3 X


Notes:

*Minority shareholders' ownership percentage was not adjusted since the MHC has not yet waived dividends.

**Fully converted amounts multiplied by the exchange ratio.

***Price on November 7, 2000 was $6.25.